Consolidated Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the years ended December 31, 2025 and 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. ("Hudbay" or the "Company") is responsible for establishing and maintaining internal control over financial reporting ("ICFR").

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay's management assessed the effectiveness of the Company's ICFR as of December 31, 2025 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay's ICFR was effective as of December 31, 2025.

The effectiveness of the Company's ICFR as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2025.

Peter Kukielski	Eugene Lei
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 19, 2026

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudbay Minerals Inc. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non- financial Assets - Refer to Notes 2(d) and 3(i) to the financial statements

Critical Audit Matter Description

The Company's determination of whether an indicator of impairment or impairment reversal exists in non-financial assets at the cash generating unit ("CGU") level requires significant management judgment.

While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are the future long- term copper price and the discount rates. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future long-term copper price, and the discount rates in the assessment of indicators of impairment or impairment reversal included the following, among others:

• Evaluated the effectiveness of controls over management's assessment of the indicators of impairment or impairment reversal.

• With the assistance of fair value specialists:

- Evaluated the future long-term copper price by comparing management's forecasts to third party forecasts, and

- Evaluated the reasonableness of the discount rates by comparing the key inputs to independent market data.

British Columbia CGU Annual Goodwill Impairment Test - Refer to Notes 2(d), 3(i) and 13 of the financial statements

Critical Audit Matter Description

On June 20, 2023, the Company acquired 100% of the issued and outstanding shares of Copper Mountain Mining Corporation. Goodwill resulted from the purchase price allocation associated with the Copper Mountain acquisition, which was allocated to the British Columbia CGU. The Company tested the goodwill of the British Columbia CGU as at July 1, 2025 for impairment by determining the recoverable amount using a discounted cash flow model. The discounted cash flow model required management to make significant estimates and assumptions related to future short-term and long-term copper price, production based on current estimates of recoverable resources, value beyond proven and probable ("VBPP"), discount rate, future foreign exchange rates, and future operating and capital costs. The Company determined that there was no impairment of the British Columbia CGU's goodwill based on its annual goodwill impairment test.

While there are several estimates and assumptions that are required to determine the recoverable amount of the British Columbia CGU as at July 1, 2025, the estimates and assumptions with the highest degree of subjectivity are future short-term and long-term copper price, VBPP, discount rate, and future foreign exchange rates. Auditing these estimates and assumptions required a high degree of auditor judgment in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future short-term and long-term copper price, VBPP, discount rate, and future foreign exchange rates used to determine the recoverable amount of the British Columbia CGU included the following, among others:

• Evaluated the effectiveness of relevant controls over management's determination of the future short-term and long-term copper price, VBPP, discount rate and future foreign exchange rates.

• With the assistance of fair value specialists:

- Evaluated the future short-term and long-term copper price by comparing management's forecasts to third party forecasts,

- Evaluated the reasonableness of the VBPP by developing a range of independent VBPP valuation estimates from market transactions and comparing to the VBPP valuation selected by management,

- Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developed a range of independent estimates for the discount rate and compared to the discount rate selected by management, and

- Evaluated the reasonableness of the future foreign exchange rates by comparing our independent research of the forecasted rate to management's assumed rates.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 19, 2026

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 19, 2026

HUDBAY MINERALS INC. Consolidated Balance Sheets (In millions of US dollars)

		Dec. 31,	Dec. 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	7	$568.9	$541.8
Short-term investments	8	-	40.0
Trade and other receivables	9	377.8	235.5
Inventories	10	199.2	197.4
Prepaid expenses and other current assets		15.2	17.4
Other financial assets	11	0.8	15.3
Taxes receivable		1.2	1.1
		1,163.1	1,048.5
Taxes receivable		16.1	12.9
Inventories	10	21.6	16.6
Other financial assets	11	130.9	12.1
Intangibles and other assets	12	58.6	44.3
Property, plant and equipment	14	4,693.9	4,181.4
Deferred tax assets	24b	66.5	102.6
Goodwill	13	72.6	69.2
		$6,223.3	$5,487.6
Liabilities
Current liabilities
Trade and other payables	15	$342.8	$270.2
Taxes payable		117.4	100.7
Other liabilities	16	94.7	34.4
Other financial liabilities	17	122.9	38.3
Lease liabilities	18	26.7	30.5
Current portion of long-term debt	19	472.1	-
Deferred revenue	20	52.1	63.1
		1,228.7	537.2
Other financial liabilities	17	155.0	114.4
Lease liabilities	18	29.3	44.3
Long-term debt	19	536.5	1,107.5
Deferred revenue	20	265.0	309.1
Pension obligations	22	7.5	6.2
Other employee benefits	23	82.4	80.3
Environmental and other provisions	21	312.6	300.8
Deferred tax liabilities	24b	375.3	340.4
		2,992.3	2,840.2
Equity
Share capital	25b	2,668.2	2,641.3
Reserves		102.3	14.3
Retained earnings		460.5	(102.4)
Equity attributable to owners of the Company		3,231.0	2,553.2
Non-controlling interest	5	-	94.2
		$6,223.3	$5,487.6
Commitments (note 30)

HUDBAY MINERALS INC. Consolidated Statements of Income (In millions of US dollars, except per share amounts)

		Year ended December 31,
	Note	2025	2024
Revenue	6a	$2,211.0	$2,021.2
Cost of sales
Mine operating costs		1,028.1	1,040.8
Depreciation and amortization	6b	439.7	426.6
		1,467.8	1,467.4
Gross profit		743.2	553.8
Selling and administrative expenses		94.7	57.0
Exploration expenses		46.3	42.6
Other operating expenses	6e	7.8	57.4
Re-evaluation adjustment - environmental provision	21	0.2	(3.5)
Impairment reversal	6f	(322.3)	-
Results from operating activities		916.5	400.3
Consideration received from sale of non-core project	6g	(14.9)	-
Net interest expense on long term debt	6h	60.7	69.8
Accretion on streaming arrangements	6h	19.9	24.2
Change in fair value of financial instruments	6h	(52.9)	16.6
Other net finance (income) expenses	6h	(8.3)	38.1
Other expenses		4.5	148.7
Income before tax		912.0	251.6
Tax expense	24	347.7	183.8
Net income for the year		$564.3	$67.8

Attributable to:
Owners of the Company		$568.5	$76.7
Non-controlling interest		(4.2)	(8.9)
Net income for the year		$564.3	$67.8

Earnings per share attributable to owners
Basic and diluted		$1.44	$0.20
Weighted average number of common shares outstanding:
Basic	27	395,521,903	376,785,518
Diluted	27	396,648,796	377,291,211

HUDBAY MINERALS INC. Consolidated Statements of Comprehensive Income (In millions of US dollars)

	Year ended December 31,
	2025	2024
Net income for the year	$564.3	$67.8

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	25.7	(49.9)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	-	4.3
Tax effect	-	(1.1)
Remeasurement - actuarial gain	7.9	25.7
Tax effect	(0.7)	(2.0)
	7.2	26.9

Other comprehensive income (loss) net of tax, for the year	32.9	(23.0)
Total comprehensive income for the year	$597.2	$44.8

Attributable to:
Owners of the Company	598.2	60.6
Non-controlling interest	(1.0)	(15.8)

Total comprehensive income for the year	$597.2	$44.8

HUDBAY MINERALS INC. Consolidated Statements of Cash Flows (In millions of US dollars)

		Year ended December 31,
	Note	2025	2024
Cash generated from operating activities:
Net income for the year		$564.3	$67.8
Items not affecting cash:
Tax expense	24	347.7	183.8
Depreciation and amortization	6b	441.2	428.0
Share-based compensation	6c	61.3	19.3
Net finance expenses	6h	19.4	148.7
Inventory adjustments	10	4.1	2.9
Amortization of deferred revenue and variable consideration	6a	(75.0)	(70.5)
Pension and other employee benefit payments, net of accruals		5.3	11.9
Amortization of community agreements		12.4	13.7
Re-evaluation adjustment - environmental obligation	21	0.2	(3.5)
Write-down/loss on disposal of PP&E	6e	3.5	27.4
Impairment reversal	6f	(322.3)	-
Decommissioning and restoration payments	21	(1.7)	(2.1)
Other	32a	(27.7)	(3.8)
Taxes paid		(268.4)	(132.5)
Operating cash flow before change in non-cash working capital		764.3	691.1
Change in non-cash working capital	32b	(57.0)	(24.9)
		707.3	666.2
Cash used in investing activities:
Acquisition of property, plant and equipment		(466.7)	(347.1)
Acquisition of intangibles		(2.8)	(1.8)
Community agreements		(17.5)	(9.1)
Grants received		0.7	3.1
Net purchase of investments	11	(61.8)	(3.2)
Change in restricted cash		0.8	0.8
Maturity of (investment in) short-term investments	8	40.0	(40.0)
Consideration received from sale of non-core project	6g	14.9	-
Investment income received		24.0	14.4
		(468.4)	(382.9)
Cash (used in) generated from financing activities:
Repayment of revolving credit facility	19b	-	(100.0)
Repurchase of senior unsecured notes, net of discount		(102.1)	(81.9)
Copper Mountain non-controlling interest - acquisition payment	5	(6.0)	-
Equity and flow-through share issuance, net of issuance costs	25b	26.8	398.0
Interest paid on long-term debt		(58.4)	(67.9)
Financing costs		(11.7)	(15.1)
Lease payments	18	(36.9)	(31.4)
Equipment financing payments		(20.2)	(10.2)
Gold prepayment repayments		-	(62.3)
Deferred Rosemont acquisition payment		-	(10.0)
Net payments on settlement of non-QP hedges		(3.4)	(7.9)
Net proceeds from exercise of stock options and warrants		3.1	4.4
Dividends paid	25b	(5.6)	(5.5)
		(214.4)	10.2
Effect of movement in exchange rates on cash		2.6	(1.5)
Net increase in cash and cash equivalents		27.1	292.0
Cash and cash equivalents, beginning of the year		541.8	249.8
Cash and cash equivalents, end of the year		$568.9	$541.8

HUDBAY MINERALS INC. Consolidated Statements of Changes in Equity (In millions of US dollars)

	Share capital (note 25)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240.2	$61.3	$(5.4)	$(25.7)	$(173.6)	$2,096.8	$110.0	$2,206.8
Net income (loss)	-	-	-		76.7	76.7	(8.9)	67.8
Other comprehensive (loss) income	-	-	(43.0)	26.9	-	(16.1)	(6.9)	(23.0)
Total comprehensive (loss) income	-	-	(43.0)	26.9	76.7	60.6	(15.8)	44.8
Contributions by and distributions to owners:
Dividends (note 25b)	-	-	-		(5.5)	(5.5)	-	(5.5)
Flow-through shares issued, net of share issuance costs (note 25b)	8.6	-	-		-	8.6	-	8.6
Shares issued on equity raise, net of share issuance costs	386.2	-	-		-	386.2	-	386.2
Stock options	-	2.1	-		-	2.1	-	2.1
Issuance of shares related to stock options and warrants exercised	6.3	(1.9)	-		-	4.4	-	4.4
Total contributions by and distributions to owners	401.1	0.2	-	-	(5.5)	395.8	-	395.8
Balance, December 31, 2024	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4

HUDBAY MINERALS INC. Consolidated Statements of Changes in Equity (In millions of US dollars)

	Share capital (note 25)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income (loss)	-	-	-	-	568.5	568.5	(4.2)	564.3
Other comprehensive income	-	-	22.5	7.2	-	29.7	3.2	32.9
Total comprehensive income (loss)	-	-	22.5	7.2	568.5	598.2	(1.0)	597.2
Contributions by and distributions to owners:
Dividends (note 25b)	-	-	-	-	(5.6)	(5.6)	-	(5.6)
Flow-through shares issued, net of share issuance costs (note 25b)	13.7	-	-	-	-	13.7	-	13.7
Shares issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 5)		61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	2.5	-	-	-	2.5	-	2.5
Issuance of shares related to stock options and warrants exercised	4.6	(1.5)	-	-	-	3.1	-	3.1
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	26.9	62.3	(4.0)	-	(5.6)	79.6	(93.2)	(13.6)
Balance, December 31, 2025	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	$-	$3,231.0

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements ("financial statements") of the Company for the year ended December 31, 2025 and 2024 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at December 31, 2025 included Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World LLC, ("Copper World") and Mason Resources (US) Inc. ("Mason").

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2025.

The Board of Directors approved these consolidated financial statements on February 19, 2026.

(b) Functional and presentation currency:

Hudbay's consolidated financial statements are presented in US dollars, which is the Company's and all material subsidiaries' functional currency, except the Company's Manitoba and British Columbia business units, which have a functional currency of Canadian dollars. All values are expressed in millions except where otherwise indicated.

(c) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

- Derivatives, embedded derivatives, other financial instruments, and financial assets measured at fair value through profit or loss ("FVTPL");

- Contingent and deferred consideration arising from the purchase of non-controlling interest are recognized as financial liability at fair value on the date the obligation arises;

- Liabilities for cash-settled share-based compensation arrangements are measured at fair value; and,

- A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(d) Use of judgements and estimates:

The preparation of the consolidated financial statements requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Company believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are critical and significant judgements and estimates impacting the consolidated financial statements:

- Indicators and testing of impairment (reversal of impairment) of non-financial assets (notes 3h, 3i, 13 and 14) - There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact Hudbay's overall assessment of the recoverability of non-financial assets. Such business changes include changes to the life of mine ("LOM") plan, changes to budget, changes to closure plans, changes to discount rates, changes to long-term commodity prices and changes that relate to purchase offers resulting in a third party valuation of the CGU. If an impairment or impairment reversal indicator is identified then there are also critical estimates involved in the determination of the recoverable amount of cash generating units ("CGU"). A CGU to which goodwill has been allocated is tested for impairment at least annually or when events or circumstances indicate that an assessment for impairment is required. Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most recent LOM plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the applicable LOM plans, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the applicable LOM plans. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact of CGU's fair value as the assumptions are inextricably linked.

- Mineral reserves and resources (notes 3g, 3k and 3i) - Hudbay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond Hudbay's control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:

- the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment, goodwill;

- depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine plan;

- the provision for decommissioning, restoration and similar liabilities;

- the carrying value of deferred tax assets, and

- amortization of deferred revenue.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

- Property plant and equipment (notes 3h and 14) - The carrying amounts of property, plant and equipment and exploration and evaluation assets on Hudbay's consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated statements of income. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values. In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, Hudbay makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

- Tax provisions (notes 3m and 24) - Management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in the future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that the assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

- Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - Assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated statements of income. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated statements of income. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

- Decommissioning and restoration obligations (notes 3k and 21) - Significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements, as well as technological changes to determine the extent and timing of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

- Pension and other employee benefit (notes 3j, 22 and 23) - Hudbay's post retirement obligations relate mainly to ongoing health care benefits plans. Hudbay estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, Hudbay considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and Hudbay bases future salary increases and pension increases on expected future inflation rates for the respective country.

3. Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Hudbay's entities.

(a) Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Hudbay entity transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of Hudbay's interest in the relevant associate or joint venture. The accounting policies of Hudbay's entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by Hudbay. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interest

Non-controlling interest in subsidiaries are identified separately from the Company's equity in the subsidiaries. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of that interest at initial recognition plus the non-controlling interest share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Business combinations and goodwill

Should Hudbay make an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

Hudbay applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statements of income. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values, at the date of the acquisition, of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated statements of income as incurred, unless they relate to issuance of debt or equity securities.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS Accounting Standards. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Company's previously held interest in the acquired entity are remeasured to fair value at the acquisition date, which is the date Hudbay attains control, and any resulting gain or loss is recognized in the consolidated statements of income. Amounts previously recognized in other comprehensive income ("OCI") related to interest in the acquiree prior to the acquisition date are reclassified to the consolidated statements of income, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Hudbay's CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU's value in use. When the recoverable amount of the CGU is less than the carrying amount of that CGU, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to that CGU first, and then to the other assets of that CGU on a pro-rata basis of the carrying amount of each asset in the CGU. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interest and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to Hudbay's continued use and cannot take into account future development.

The weighted average cost of capital of Hudbay or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, Hudbay estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statements of income.

(b) Translation of foreign currencies:

Management determines the functional currency of each Hudbay entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Hudbay's entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated statements of income, except for a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Hudbay's entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated statements of income as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interest. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

(c) Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges. Revenue from the sale of by-products is included within revenue.

Revenue is recognized when control of the goods sold has been transferred to the customer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the customer, Hudbay has a present right to payment, and physical possession of the product has been transferred to the customer. Sales of doré are recorded when a trade confirmation is duly signed and executed between Hudbay and the end purchaser. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control and revenue recognition as generally outlined in the following table.

Incoterms used by Hudbay	Revenue recognized when goods:
Cost, Insurance and Freight (CIF)	Are loaded on board the vessel
Free on Board (FOB)	Are loaded on board the vessel
Delivered at place (DAP)	Arrive at the named place of destination
Delivered at terminal (DAT)	Arrive at the named place of destination
Free Carrier (FCA)	Arrive at the named place of delivery
Carriage and Insurance Paid (CIP)	Arrive at the named place, upon delivery of the goods by the first carrier

Sales of copper and zinc concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as "Pricing and volume adjustments" in the notes to the consolidated financial statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue from contracts with customers, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays is completed, and if the accuracy rate falls below a certain threshold, management then evaluates whether revenue from future sales should be constrained as a result of it being highly probable that there would be a significant revenue reversal in the future.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Hudbay only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. If applicable, costs and the transaction price are allocated on a relative standalone selling basis to any separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

Hudbay recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Precious metals stream contracts, which at inception of the contract are determined that they can be satisfied through the delivery of Hudbay's own production of non-financial items (i.e. gold and silver credits) rather than cash or other financial assets, are accounted for as deferred revenue. If settlement with Hudbay's own production of gold and silver is not possible, the stream transaction is recognized as a financial liability since settlement may require a cash payment. This would cause a change to the accounting treatment, resulting in the revaluation of the agreement to the fair value through the consolidated statements of income on a recurring basis.

Deferred revenue associated with precious metals stream contracts are subject to variable consideration and contain a significant financing component since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market-based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident will be transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

(d) Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based compensation expense and other indirect expenses related to producing operations.

Cost of sales also include non-cash net realizable value adjustments to inventory, one-time adjustments related to overheads incurred when not operating at normal capacity and one-time labour charges related to facilitating the production of inventories for past service pension costs, curtailment gains and severance.

(e) Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated statements of income and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date or are not available for general disbursement, like a debt service account are classified as non-current assets and presented in other financial assets on the consolidated balance sheets. Changes in restricted cash balances are classified as investing or financing activities on the consolidated statements of cash flows.

(f) Inventories:

Inventories consist of stockpiles, finished goods inventory (concentrates and metals), and materials and supplies. Concentrates, doré, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated direct and indirect costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated statements of income as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory based on normal production capacity: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Supplies are valued at the lower of average cost and net realizable value.

(g) Exploration and evaluation expenditures:

Exploration and evaluation activity begins when Hudbay obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interest in mineral rights, licenses and properties and the costs of Hudbay's exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

Hudbay expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interest in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. Hudbay expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

Hudbay monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Company tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. Hudbay also tests for impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Company determines that probable future economic benefits will be generated as a result of the expenditures. Hudbay's determination of probable future economic benefit is based on management's evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(h) Property, plant and equipment:

Hudbay measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation which Hudbay incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenues less cost to produce, earned prior to commencement of commercial production, are included in the consolidated statements of income.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Carrying amounts of property, plant and equipment, including right-of-use ("ROU") assets, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated statements of income.

i. Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

ii. Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production based on pre-established criteria. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

iii. Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

iv. Right-of-use lease assets:

At inception of a contract, Hudbay assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

• The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

• Hudbay has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

• Hudbay has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the asset's purpose is predetermined, Hudbay is deemed to have the right to direct the use of the asset if either:

▪ Hudbay has the right to operate the asset; or,

▪ Hudbay designed the asset in a way that predetermines how and for what purpose it will be used.

The Company recognizes a ROU asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, Hudbay's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate for applicable leases.

Lease payments included in the measurement of the lease liability comprise fixed payments including in substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs Hudbay reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

Hudbay has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. Hudbay recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Hudbay does not enter into transactions where the Company acts as a lessor.

The incremental borrowing rate used to discount leases and to compute interest for new ROU leases is considered a key management judgement.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

v. Depreciation rates of major categories of assets:

• Capital works in progress	- not depreciated
• Mining properties	- unit-of-production
• Mining asset	- unit-of-production
• Plant and Equipment
◦ Equipment	- straight-line over 1 to 20 years
◦ Other plant assets	- straight-line over 1 to 20 years/unit-of-production
• ROU Assets	- straight-line over 1 to 20 years

Hudbay reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

vi. Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. Hudbay considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

vii. Capitalized borrowing costs:

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time, generally one year or more, to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of Hudbay during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated statements of income in the period in which they are incurred.

viii. Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment. Capitalized stripping costs are included in "mining properties" within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(i) Impairment of non-financial assets:

At the end of each reporting period, Hudbay reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. Hudbay generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

Hudbay's CGUs consist of Manitoba, British Columbia, Peru, Arizona and greenfield exploration assets.

The Company allocates near mine exploration and evaluation assets to CGUs based on their operating segment, geographic location and management's intended use for the property. Near mine exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where such exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. The Company performs goodwill impairment tests on an annual basis as at July 1 each year. This represents a change in accounting policy regarding the timing of the annual goodwill impairment test which was previously performed as at December 31. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

- Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm's length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

- Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

Hudbay estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Company's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated statements of income in the expense category consistent with the function of the impaired asset or CGU. Hudbay presents impairment losses on the consolidated statements of income as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The Company assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there have been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated statements of income. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(j) Pension and other employee benefits:

Hudbay has non-contributory and contributory defined benefit programs for certain of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Company provides non pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

Hudbay accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Company recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, Hudbay recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Company recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

- Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs);

- Net interest expense or income; and,

- Remeasurement.

The first two components of defined benefit costs shown above are recognized in the consolidated statements of income. Past service cost as well as curtailment gains are recognized in the consolidated statements of income in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Purchases and sales of plan assets are recorded on settlement date.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognized in OCI in the period in which they occur. Remeasurement recognized in OCI is reflected in the remeasurement reserve and will not be reclassified to the consolidated statements of income. For the other long-term employee benefits plan, remeasurements are recognized immediately in the consolidated statements of income.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Hudbay also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Company recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Termination benefits are recognized as an expense when Hudbay is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(k) Environmental and other provisions:

Provisions are recognized when Hudbay has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management's best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Company's current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related operating asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income within other expenses.

Hudbay assesses the reasonableness of its estimates and assumptions each year and when conditions change, the estimates are revised accordingly. Judgement is required to determine the scope and timing of future decommissioning and restoration activities, as well as best available estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Company considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of non-financial assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss, within the gross profit / (loss) line.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning Hudbay's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws, regulations and technology are continually evolving in all regions in which the Company operates. Hudbay is not able to determine the impact, if any, of environmental laws, regulations and technology that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. Hudbay records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within Hudbay, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(l) Financial instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument's classification. Hudbay uses trade date accounting for regular way purchases or sales of financial assets. The Company determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, Hudbay has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI").

i. Non-derivative financial instruments - classification:

Financial assets at fair value through profit or loss

Provisionally priced copper and zinc concentrate sales receivables, warrants and investments in securities of junior mining companies are classified as financial assets at fair value through profit or loss and are measured at fair value. The gains or losses related to changes in fair value are reported in the consolidated statements of income.

Amortized cost

Cash, certain receivables, other assets related to agreements with communities near the Peru operations, trade and other payables, long-term debt, deferred consideration, contingent consideration and restricted cash are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognized at fair value and subsequently accounted for at amortized cost, using the effective interest method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

ii. Derivatives:

Derivatives are initially recognized at fair value when Hudbay becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of income immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Derivatives contracts that are entered to economically hedge a risk exposure but are not designated as a hedging instrument for hedge accounting purposes, and are physically settled, are initially and subsequently measured at fair value. Subsequent movements in fair value are recognized within the revenue line item in the consolidated statements of income.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Hudbay enters into derivatives contracts to hedge commodity price risk exposure associated with quotational pricing terms in our sales contract as well as for non-quotational pricing ("non-QP"), which are not designated as hedging instrument for hedge accounting purposes. These non-quotational pricing derivative contracts are not physically settled and are referred to as non-QP hedges. These are initially and subsequently measured at fair value. Subsequent movements in fair value of these non-QP hedges are recognized in change in fair value of financial instruments on the consolidated statement of income.

iii. Embedded derivatives:

Hudbay considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

iv. Fair value of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices), or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 29.

v. Impairment of financial instruments:

Hudbay recognizes loss allowances for Expected Credit Losses ("ECL") for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate measured at the present value of all cash shortfalls including the impact of forward-looking information.

Hudbay has established a provision based on the Company's historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

vi. Derecognition of financial instruments:

Hudbay derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Company transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial assets that is created or retained by Hudbay is recognized as a separate asset or liability.

Hudbay derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(m) Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which Hudbay operates could limit the ability of the Company to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, Hudbay recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated statements of income. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(n) Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based compensation and includes amounts for stocks options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

(o) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Corporation separates the flow-through share into i) a flow-through share premium, equal to the difference between the current market price of the Corporation's common shares and the issue price of the flow-through share and ii) share capital. Upon qualifying exploration and/or development expenditures being incurred, the sale of tax deductions is recognized as other income in the statement of income and the related liability is reduced. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

(p) Share-based compensation:

Hudbay compensates its employees in part through the use of a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors, a Restricted Share Unit ("RSU") plan for employees, a Performance Share Unit ("PSU") plan for employees and a stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 26. Changes in the fair value of the liabilities are recorded in the consolidated statements of income.

Cash-settled transactions, consisting of DSUs, RSUs and PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated statements of income. Hudbay values the liabilities based on the change in the Company's share price. Additional DSUs, RSUs and PSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

RSUs and PSUs are issued under Hudbay's Long Term Equity Plan ("LTEP Plan") and vest on or before the third anniversary of the grant. RSUs and PSUs granted under the LTEP Plan may be settled in the form of the Company's common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs and PSUs terminate when an employee ceases to be employed by the Company. Valuations of RSUs and PSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employee unconditionally became entitled to the award. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Hudbay believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(q) Earnings per share:

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which previously consisted of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Company has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(r) Leases:

Leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to Hudbay, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated statements of income as finance costs.

Non-ROU lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term.

(s) Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. Hudbay's chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, Hudbay considers location and decision-making authorities. Refer to note 34.

4. New standards

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(b) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company has assessed the impact of these amendments to be immaterial to the consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. Hudbay has concluded that the impact of these amendments will not result in material changes to the consolidated financial statements.

5. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% interest in CMBC (the "Transaction"). The cash consideration of the Transaction consisted of:

• $4.5 million on closing date of the Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.

As a result of the Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%.

The company recorded $35.9 million of total consideration for the Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 17) and $1.5 million of transaction costs recorded within equity.

As a result of the Transaction, the Company recorded an increase to equity as follows:

Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	61.3

There were no substantive changes to the Company's ownership in CMBC during the year ended December 31, 2024.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Year ended December 31,
	2025	2024
Copper	$1,161.5	$1,154.8
Gold	794.4	673.6
Zinc	43.5	71.1
Silver	53.6	51.5
Molybdenum	63.9	60.1
Other	-	1.7
Revenue from contracts	2,116.9	2,012.8
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	31.3	40.7
Amortization of deferred revenue - silver	33.8	33.6
Amortization of deferred revenue - variable consideration adjustments - prior periods	9.9	(3.8)
	75.0	70.5
Pricing and volume adjustments [2]	47.5	35.2
	2,239.4	2,118.5
Treatment and refining charges	(28.4)	(97.3)
	$2,211.0	$2,021.2
[1] See note 20.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 20). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the year ended December 31, 2025 resulted in an increase in revenue of $9.9 million (year ended December 31, 2024 - decrease in revenue of $3.8 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated statements of income as follows:

	Year ended December 31,
	2025	2024
Cost of sales	$439.7	$426.6
Selling and administrative expenses	1.5	1.4
	$441.2	$428.0

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(c) Share-based compensation expense

Share-based compensation expenses are reflected in the consolidated statements of income as follows:

	Cash-settled				Total share- based compensation expense
	RSUs	DSUs	PSUs	Stock options
Year ended December 31, 2025
Cost of sales	$5.9	$-	$-	$-	$5.9
Selling and administrative	12.9	13.9	24.6	2.5	53.9
Other expenses	1.5	-	-	-	1.5
	$20.3	$13.9	$24.6	$2.5	$61.3
Year ended December 31, 2024
Cost of sales	$2.0	$-	$-	$-	$2.0
Selling and administrative	4.0	6.3	4.2	$2.1	16.6
Other expenses	0.7	-	-	-	0.7
	$6.7	$6.3	$4.2	$2.1	$19.3

During the year ended December 31, 2025, the Company granted 828,720 stock options (year ended December 31, 2024 - 902,874). For further details on stock options, see note 26b.

The increase in share-based compensation expense during the year ended December 31, 2025 compared with the same periods last year primarily relates to the change in the Company's share price, in addition to anticipated adjustments to the performance based multiplier on performance share units.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(d) Employee benefits expense

This table presents employee benefit expense recognized in the consolidated statements of income, including amounts transferred from inventory upon sale of goods:

	Year ended December 31,
	2025	2024
Current employee benefits	$239.4	$239.2
Profit-sharing plan expense	82.1	51.1
Share-based compensation (notes 6c, 22, 26)
Equity settled stock options	2.5	2.1
Cash-settled restricted share units	20.3	6.7
Cash-settled deferred share units	13.9	6.3
Cash-settled performance share units	24.6	4.2
Employee share purchase plan	2.1	1.8
Post-employee pension benefits
Defined benefit plans	4.7	4.4
Defined contribution plans	2.5	2.1
Past service cost (note 22, 23)	-	4.3
Other post-retirement employee benefits	6.0	7.5
Termination benefits	0.7	1.7
	$398.8	$331.4

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba's after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru's taxable income will be distributed to all employees within Peru's operations.

The Company has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Company makes a matching contribution of 75% of the participant's contribution.

In addition, the Company recognized a past service cost provision adjustment related to pensions and post-employment plans for certain Manitoba employees of $nil during the year ended December 31, 2025 (year ended December 31, 2024 - $4.3 million).

See note 22 for a description of Hudbay's pension plans and note 23 for Hudbay's other employee benefit plans.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(e) Other operating expenses

	Year ended December 31,
	2025	2024
Regional costs	$7.7	$5.4
Write-down/loss on disposal of PP&E	3.5	27.4
Amortization of community costs (other assets)	7.1	8.5
Restructuring	0.1	1.2
Wildfire evacuation costs	4.4	-
Care & maintenance - Manitoba	13.2	14.6
Evaluation costs	3.5	1.2
Insurance recovery	(25.0)	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(5.5)	(2.0)
Option agreement proceeds (Marubeni)	(4.5)	(0.4)
Other	3.3	1.5
	$7.8	$57.4

During the year ended December 31, 2025, the Manitoba business unit incurred costs related to emergency and evacuation activities of $4.4 million as a result of regional wildfires in Snow Lake, Flin Flon and surrounding areas.

During the year ended December 31, 2025, a recovery of $25.0 million was recorded to reflect the business interruption insurance proceeds related to the wildfire evacuation and temporary suspension of operations at Manitoba. As of December 31, 2025, all of the proceeds related to this gain have been received.

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the year ended December 31, 2025, care & maintenance costs were $13.2 million (year ended December 31, 2024 - $14.6 million).

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8.1 million is presented as part of write-down of PP&E in 2024.

During the year ended December 31, 2024, the British Columbia business unit has recognized an impairment loss on a ball mill that is no longer being used in its operation. As a result, the carrying value of the asset has been written down to its recoverable amount, and $7.2 million is presented as part of write-down of PP&E. Furthermore, the British Columbia business unit recognized a loss of $7.8 million resulting from the replacement of components of mobile equipment and disposal of other mill equipment during the year ended December 31, 2024.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

  (f) Impairment reversal

As at December 31, 2025
Pre-tax impairment reversal to:
Property, plant & equipment (note 14)	$(322.3)
Tax impact	79.6
After-tax impairment reversal	$(242.7)

On August 12, 2025, the Company entered into an agreement with Mitsubishi Corporation ("Mitsubishi"), pursuant to which Mitsubishi agreed to acquire a 30% interest in Copper World, a wholly-owned subsidiary of Hudbay which owns the fully-permitted Copper World Project in Arizona. Mitsubishi will contribute $420 million of proceeds on closing as well as an additional $180 million within 18 months of closing to complete its 30% minority investment (the "Copper World Transaction") and will also fund its pro-rata 30% share of future equity capital contributions. The Copper World Transaction closed in January 2026 (note 35). Based on the Copper World Transaction, a market participant would value the Arizona CGU at $2,000.0 million.

The Copper World Transaction has been determined to be an indicator of impairment reversal for the Arizona cash generating unit ("CGU"). As a result, an assessment of the recoverable amount of the Arizona CGU was performed. The recoverable amount of the Arizona CGU exceeded the carrying amount of $784.4 million.

Based on this market evidence and updated assumptions, the Company recognized a $322.3 million pre-tax impairment reversal in the consolidated statements of income during the year ended December 31, 2025. The reversal is limited to the amount of the previous impairment and does not increase the carrying amount above the level that would have been determined had no impairment been recognized previously.

(g) Consideration received from sale of non-core project

As part of a contingent consideration deed dated December 12, 2022, Harmony Gold (Australia) PTY Limited agreed to pay the Company a contingent amount upon the discovery of a new resource beyond certain parameters at the Eva project, which was previously sold by Copper Mountain prior to Hudbay's acquisition of Copper Mountain in June 2023. During the year ended 2025, a new discovery was made at the Eva project. As a result, the Company recognized the contingent payment received of $14.9 million as other income on the consolidated statements of income.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(h) Net finance expense

	Year ended December 31,
	2025	2024
Net interest expense on long-term debt
Net interest expense on long-term debt	$60.7	$69.8
Accretion on streaming arrangements (note 20)
Additions	20.5	24.0
Variable consideration adjustments - prior periods	(0.6)	0.2
	19.9	24.2
Change in fair value of financial instruments
Gold prepayment liability	-	10.7
Unrealized loss on non-quotational pricing hedges	-	0.2
Realized loss on non-quotational pricing hedges	2.3	8.9
Investments at fair value through profit or loss (note 11)	(55.2)	(3.2)
	(52.9)	16.6
Other net finance (income) expense
Net foreign exchange (gain) loss	(18.6)	21.0
Accretion on community agreements measured at amortized cost	6.4	4.7
Accretion on environmental provisions	11.1	10.5
Accretion on Wheaton refund liability	0.6	0.6
Accretion on deferred and contingent liability (note 17)	1.4	-
Withholding taxes	-	2.2
Loss on disposal of investments	-	0.1
Interest on equipment financing and leases	9.0	6.7
Interest income	(22.3)	(15.7)
Other finance expense	4.1	8.0
	(8.3)	38.1
Net finance expense	$19.4	$148.7

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("non-QP") contracts (note 29b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the consolidated statements of income. As of December 31, 2025, there are no non-QP hedges outstanding.

During the third quarter of 2024, the Company completed the final delivery and settled the obligation for the gold prepayment liability.

7. Cash and cash equivalents

Cash and cash equivalents balances represent demand deposits and deposits with an original maturity date of less than three months.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

8. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. The Company currently holds nil guaranteed investment certificates. As at December 31, 2024, the Company held two $20.0 million guaranteed investment certificates that matured in March 2025 and June 2025, respectively.

9. Trade and other receivables

	Dec. 31, 2025	Dec. 31, 2024
Trade receivables	$343.8	$179.1
Statutory receivables	30.2	50.0
Other receivables	3.8	6.4
	$377.8	$235.5

The increase in trade receivables during the year ended December 31, 2025 primarily relates to one shipment, representing approximately 40,000 tonnes of copper, which occurred late in the fiscal year and received revenue recognition but for which timing of cash receipts occur in 2026, along with additional revenue as a result of higher metal prices.

10. Inventories

	Dec. 31, 2025	Dec. 31, 2024
Current
Stockpile	$17.9	$26.9
Finished goods	76.0	81.6
Materials and supplies	105.3	88.9
	199.2	197.4
Non-current
Stockpile	5.3	2.2
Low grade stockpile[1]	5.7	5.5
Materials and supplies	10.6	8.9
	21.6	16.6
	$220.8	$214.0
[1]Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation and included in cost of sales, amounted to $1,243.4 million for the year ended December 31, 2025 (year ended December 31, 2024 - $1,288.4 million, respectively).

As a result of the Manitoba wildfires and the social unrest in Peru, both the Manitoba and Peru operations underwent a temporary suspension of operations. Fixed overhead costs of $25.6 million were incurred at Manitoba for the year ended December 31, 2025, which were recognized directly to cost of sales. Additionally, Peru incurred $13.0 million in fixed overhead costs for the year ended December 31, 2025, which were recognized directly to cost of sales.

During the year ended December 31, 2025, Hudbay recognized an expense of nil in cost of sales primarily related to adjustments of the carrying value of copper concentrate and stockpile inventory to net realizable value (year ended December 31, 2024 - $0.2 million).

During the year ended December 31, 2025, Hudbay recognized an expense of $4.1 million in cost of sales related to the writedown of certain non-current inventory supplies (year ended December 31, 2024 - $2.7 million).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

11. Other financial assets

	Dec. 31, 2025	Dec. 31, 2024
Current
Derivative assets	$0.6	$14.3
Collateral deposit (note 19)	-	0.6
Restricted cash	0.2	0.4
	0.8	15.3

Non-current
Investments at fair value through profit or loss	130.9	12.1
	130.9	12.1
	$131.7	$27.4

Investments at fair value through profit or loss primarily relate to common shares held in various mining companies. For the year ended December 31, 2025, the Company recorded additions of $62.1 million, unrealized mark-to-market gains of $55.2 million (note 6h), disposals of $0.3 million and unrealized foreign exchange gains of $1.8 million.

12. Intangibles and other assets

Intangibles and other assets of $58.6 million (December 31, 2024 - $44.3 million) includes $51.5 million of other assets (December 31, 2024 - $38.8 million) and $7.1 million of intangibles (December 31, 2024 - $5.5 million).

Other assets include $42.8 million of the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 17). Amortization of the carrying amount is recorded in the consolidated statements of income within other expenses (note 6e) or exploration expenses, depending on the nature of the agreement.

Other assets also include $8.7 million related to cash advances and equipment financing advances made on long lead equipment (December 31, 2024 - nil).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Intangibles mainly represent computer software costs. The following table summarizes changes in intangibles:

	Dec. 31, 2025	Dec. 31, 2024
Cost
Balance, beginning of year	$22.5	$21.2
Additions	2.1	2.5
Effects of movement in exchange rates	0.7	(1.2)
Balance, end of year	25.3	22.5

Accumulated amortization
Balance, beginning of year	17.0	17.2
Depreciation for the year	0.7	0.8
Effects of movement in exchange rates	0.5	(1.0)
Balance, end of year	18.2	17.0
Intangibles, net book value	$7.1	$5.5

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

13. Goodwill

The following table summarizes changes in goodwill:

Balance, January 1, 2024	$75.3
Effects of changes in foreign exchange	(6.1)
Balance, January 1, 2025	$69.2
Effects of changes in foreign exchange	3.4
Balance, December 31, 2025	$72.6

Goodwill resulted from the purchase price allocation associated with the Copper Mountain acquisition.

As of December 31, 2025, all of the Company's goodwill relates to the British Columbia CGU. Goodwill is tested for impairment annually on July 1 or when circumstances indicate that the carrying value may not be recoverable. Goodwill impairment is determined by assessing the recoverable amount of the CGU.

For the annual impairment test completed at July 1, 2025, FVLCD was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site for the CGU.

Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, value of mineral resources not included in the LOM plan and future foreign exchange rates. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2043. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the Canadian Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% (December 31, 2024 - 7.25%) for the British Columbia CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which utilized a long-term copper price of $4.25/lb (December 31, 2024 - $4.15/lb), and capital, operating and reclamation costs based on the most current LOM plans. A value of $366.5 million was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD in the impairment test are inherently uncertain and could materially change over time. The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for the CGUs to which goodwill is allocated. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

The estimated recoverable amount of the British Columbia CGU including goodwill exceeded its carrying amount as at July 1, 2025, accordingly no impairment was recorded.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

14. Property, plant and equipment

Dec. 31, 2025	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment - ROU assets[1]	Total
Balance, Jan. 1, 2025	$103.4	$863.9	$2,578.3	$3,345.3	$255.1	$7,146.0
Additions	5.2	285.6	23.4	68.4	17.7	400.3
Capitalized stripping and development	-	-	182.2	-	-	182.2
Decommissioning and restoration	-	0.3	(0.9)	0.4	-	(0.2)
Capitalized accretion and depreciation	-	2.0	-	-	(2.0)	-
Transfers and other movements	-	(117.5)	3.7	108.2	5.6	-
Disposals	(1.1)	(0.6)	-	(13.4)	(5.0)	(20.1)
Impairment reversal (note 6f)	-	322.3	-	-	-	322.3
Effects of movements in exchange rates	1.4	3.8	55.9	58.3	2.1	121.5
Balance, Dec. 31, 2025	108.9	1,359.8	2,842.6	3,567.2	273.5	8,152.0

Accumulated depreciation
Balance, Jan. 1, 2025	-	-	1,274.4	1,524.6	165.6	2,964.6
Depreciation for the year	-	-	225.2	208.0	28.9	462.1
Disposals	-	-	-	(10.0)	(4.0)	(14.0)
Effects of movement in exchange rates	-	-	23.4	21.1	0.9	45.4
Balance, Dec. 31, 2025	-	-	1,523.0	1,743.7	191.4	3,458.1
Net book value	$108.9	$1,359.8	$1,319.6	$1,823.5	$82.1	$4,693.9
[1] Includes $5.3 million of capital works in progress - ROU assets (costs) that relate to the Arizona business unit

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Dec. 31, 2024	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, Jan. 1, 2024	$96.9	$804.6	$2,482.7	$3,274.2	$243.5	$6,901.9
Additions	8.6	239.4	14.5	37.7	25.5	325.7
Capitalized stripping and development	-	-	160.5	-	-	160.5
Decommissioning and restoration	-	-	13.5	(18.2)	-	(4.7)
Capitalized accretion and depreciation	-	2.2	-	-	(1.6)	0.6
Transfers and other movements	-	(168.4)	(3.7)	174.6	(2.5)	-
Disposals	-	(11.9)	-	(23.7)	(6.4)	(42.0)
Effects of movements in exchange rates	(2.1)	(2.0)	(89.2)	(99.3)	(3.4)	(196.0)
Balance, Dec. 31, 2024	103.4	863.9	2,578.3	3,345.3	255.1	7,146.0

Accumulated depreciation
Balance, Jan. 1, 2024	-	-	1,093.9	1,348.9	143.1	2,585.9
Depreciation for the year	-	-	216.0	216.8	24.0	456.8
Disposals	-	-	-	(9.4)	(1.0)	(10.4)
Effects of movement in exchange rates	-	-	(35.5)	(31.7)	(0.5)	(67.7)
Balance, Dec. 31, 2024	-	-	1,274.4	1,524.6	165.6	2,964.6
Net book value	$103.4	$863.9	$1,303.9	$1,820.7	$89.5	$4,181.4

1 Includes $3.8 million of capital works in progress - ROU assets (costs) that relate to the Arizona business unit.

On a quarterly basis, management assesses for internal and external indicators of impairment and impairment reversal. During the third quarter of 2025, management identified Mitsubishi's agreement to acquire a 30% interest of Copper World to be an indicator of impairment reversal for Arizona CGU.

As a result, a $322.3 million full reversal of the previously recorded impairment was recorded, as the recoverable amount of the Arizona CGU exceeded the current carrying value (note 6f).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

15. Trade and other payables

	Dec. 31, 2025	Dec. 31, 2024
Trade payables	$84.8	$66.7
Accruals and payables	231.9	173.4
Accrued interest	13.8	15.1
Statutory payables	12.3	15.0
	$342.8	$270.2

  Accruals and payables include operational and capital costs and employee benefit amounts owing.

16. Other liabilities

	Dec. 31, 2025	Dec. 31, 2024

Environmental and other provisions (note 21)	$90.2	$29.9
Pension obligations	0.9	1.0
Other employee benefits	3.6	3.5
	$94.7	$34.4

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

17. Other financial liabilities

	Dec. 31, 2025	Dec. 31, 2024
Current
Derivative liabilities	$31.9	$0.3
Equipment financing	26.2	16.3
Deferred Copper Mountain acquisition consideration	3.0	-
Agreements with communities recorded at amortized cost	61.8	21.7
	122.9	38.3

Non-current
Equipment financing	66.0	60.4
Agreements with communities recorded at amortized cost	44.1	46.7
Deferred Copper Mountain acquisition consideration	14.4	-
Contingent Copper Mountain acquisition consideration	13.9	-
Wheaton refund liability	7.9	7.3
Other financial liability	8.7	-
	155.0	114.4
	$277.9	$152.7

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2026 and 2032 with interest rates between 2.25% and 7.55% per annum. During the year ended December 31, 2025, $33.1 million (December 31, 2024 - $71.0 million) of capital additions related to the recognition of property, plant and equipment that has been financed (note 32).

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the year ended December 31, 2025, there was a change in estimate related to amendments of life of mine agreements with respect to Pampacancha and Constancia, and Hudbay entered into three additional two-year agreements, resulting in net additions of $39.5 million.

As part of the acquisition of the remaining 25% interest in CMBC (note 5), the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the transaction. During the year ended December 31, 2025, accretion related to these liabilities was $1.4 million (note 6h).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The following table summarizes changes in agreements with communities recorded at amortized cost:

Balance, January 1, 2024	$54.9
Net additions	18.6
Disbursements	(9.1)
Accretion (note 6h)	4.7
Effects of changes in foreign exchange	(0.7)
Balance, December 31, 2024	$68.4
Net additions	39.5
Disbursements	(17.5)
Accretion (note 6h)	6.4
Effects of changes in foreign exchange	9.1
Balance, December 31, 2025	$105.9

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

18. Lease liabilities

Balance, January 1, 2024	$90.3
Additional capitalized leases	25.5
Lease payments	(31.4)
Derecognized leases	(11.5)
Accretion and other movements	1.9
Balance, December 31, 2024	$74.8
Additional capitalized leases	17.7
Lease payments	(36.9)
Derecognized leases	(0.9)
Accretion and other movements	1.3
Balance, December 31, 2025	$56.0

Lease liabilities are reflected in the consolidated balance sheets as follows:

	Dec. 31, 2025	Dec. 31, 2024
Current	$26.7	$30.5
Non-current	29.3	44.3
	$56.0	$74.8

Hudbay has entered into leases which expire between 2026 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's consolidated statements of income, relating to leases for which a recognition exemption was applied.

	Year ended December 31,
	2025	2024
Short-term leases	$19.6	$9.7
Low value leases	0.4	0.4
Variable leases	18.6	23.0
Total	$38.6	$33.1

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the consolidated statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

19. Long-term debt

	Dec. 31, 2025	Dec. 31, 2024
Current:
Senior unsecured notes (a)	$472.1	$-

Non-current:
Senior unsecured notes (a)	538.8	1,111.1
Senior secured revolving credit facilities (b)	(2.3)	(3.6)
	536.5	1,107.5
Total Long-term debt	$1,008.6	$1,107.5

(a) Senior unsecured notes

Balance, January 1, 2024	$1,190.6
Repurchases	(82.6)
Write-down of unamortized transaction costs	0.6
Accretion of transaction costs and premiums	2.5
Balance, December 31, 2024	$1,111.1
Repurchases	(102.5)
Write-down of unamortized transaction costs	0.2
Accretion of transaction costs and premiums	2.1
Balance, December 31, 2025	$1,010.9

As at December 31, 2025, $1,014.9 million aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due April 2026 ("2026 notes") in an aggregate principal amount of $472.5 million and (ii) a series of 6.125% senior notes due April 2029 ("2029 notes") in an aggregate principal amount of $542.4 million. To date, the Company repurchased and retired a total of $127.5 million of the 2026 notes and $57.6 million of the 2029 notes at a discount.

During the year ended December 31, 2025, the Company repurchased and retired a total of $102.5 million of the 2026 notes at a discount. For the year ended December 31, 2025, the discount of $0.4 million (year ended December 31, 2024 - $0.7 million) was recorded as Other expenses in the consolidated statements of income. Upon the repurchase and retirement of $102.5 million of senior unsecured notes, the unamortized transaction costs related to this principal amount for the year ended December 31, 2025 of $0.1 million (year ended December 31, 2024 - $0.6 million) were recorded as a finance expense in the consolidated statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(b) Senior secured revolving credit facilities

Balance, January 1, 2024[1]	$96.9
Repayments	(100.0)
Accretion of transaction costs	2.0
Transaction costs	(2.5)
Balance, December 31, 2024[1]	$(3.6)
Accretion of transaction costs	1.3
Balance, December 31, 2025[1]	$(2.3)
[1] Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with Copper World and Mason projects. During 2024, Hudbay repaid $10.0 million under its Canadian revolving credit facility and $90.0 million under the Peruvian revolving credit facility. During the fourth quarter of 2024, the two senior secured revolving credit facilities were extended by three years from October 2025 to November 2028. The newly extended $450.0 million revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor. Hudbay incurred $2.5 million of transactions costs associated with the extension which were deferred and amortized over the new term of the credit facilities.

As at December 31, 2025, there were nil draws under the Canadian and Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at December 31, 2025, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25.2 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at December 31, 2025, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18.4 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $47.9 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.0 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had $23.3 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $111.7 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $0.3 million in letters of credit issued to the Ministry of Finance and Ministry of Transport and Transit related to other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at December 31, 2025, the Manitoba segment had $56.4 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

20. Deferred revenue

Peru Stream Agreement

For the year ended December 31, 2025, the drawdown rates for the Peru stream agreement for gold and silver were $860 and $15.06 per ounce, respectively (year ended December 31, 2024 - $817 and $14.56 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2024	$418.5
Amortization of deferred revenue
Liability drawdown	(74.3)
Variable consideration adjustments - prior periods	3.8
Accretion on streaming arrangements
Current year additions	24.0
Variable consideration adjustments - prior periods	0.2
Balance, December 31, 2024	$372.2
Amortization of deferred revenue (note 6a)
Liability drawdown	(65.1)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements (note 6h)
Current year-to-date additions	20.5
Variable consideration adjustments - prior periods	(0.6)
Balance, December 31, 2025	$317.1

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $9.9 million and a decrease of finance expense of $0.6 million for the year ended December 31, 2025 (year ended December 31, 2024 - decrease in revenue of $3.8 million and an increase of finance expense of $0.2 million).

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2025	Dec. 31, 2024
Current	$52.1	$63.1
Non-current	265.0	309.1
	$317.1	$372.2

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

21. Environmental and other provisions

	Decommis- sioning, restoration and similar liabilities	Deferred share units[3]	Restricted share units[1,3]	Performance share units[3]	Other[2]	Total
Balance, January 1, 2025	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7
Net change in provision	26.2	0.9	11.5	16.0	9.5	64.1
Disbursements	(1.7)	(5.4)	(6.3)	(3.5)	(0.9)	(17.8)
Reduction of obligation to renounce flow-through share expenditures, net of provisions	-	-	-	-	(5.5)	(5.5)
Unwinding of discount (note 6h)	11.1	-	-	-	-	11.1
Effect of change in discount rate	(25.9)	-	-	-	-	(25.9)
Effect of foreign exchange	11.8	0.7	0.3	0.3	0.4	13.5
Effect of change in share price	-	13.0	11.0	8.6	-	32.6
Balance, December 31, 2025	$318.4	$21.5	$26.1	$26.9	$9.9	$402.8

1 Certain amounts relating to the Arizona segment are capitalized.

2 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

3 Please refer to note 26a for further information.

Provisions are reflected in the consolidated balance sheets as follows:

December 31, 2025	Decommis- sioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 16)	$20.6	$21.5	$20.5	$19.0	$8.6	$90.2
Non-current	297.8	-	5.6	7.9	1.3	312.6
	$318.4	$21.5	$26.1	$26.9	$9.9	$402.8

	Decommis- sioning, restoration and similar liabilities	Deferred share units[3]	Restricted share units[1,3]	Performan- ce share units[3]	Other[2]	Total
Balance, January 1, 2024	$315.4	$8.7	$5.0	$2.6	$12.5	$344.2
Net additional provisions made	14.5	1.1	5.6	3.1	0.8	25.1
Disbursements	(2.1)	(1.6)	(2.2)	(0.9)	(4.8)	(11.6)
Reduction of obligation to renounce flow-through share-expenditures, net of provisions	-	-	-	-	(2.0)	(2.0)
Unwinding of discount (note 6h)	10.5	-	-	-	-	10.5
Effect of change in discount rate	(22.7)	-	-	-	-	(22.7)
Effect of foreign exchange	(18.7)	(1.1)	(0.5)	(0.4)	(0.1)	(20.8)
Effect of change in share price	-	5.2	1.7	1.1	-	8.0
Balance, December 31, 2024	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7

1 Certain amounts relating to the Arizona segment are capitalized.

2 Relates primarily to restructuring costs and other non-capital provisions.

3 Please refer to note 26a for further information.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

December 31, 2024	Decommis- sioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 16)	$4.0	$12.3	$6.4	$1.9	$5.3	$29.9
Non-current	292.9	-	3.2	3.6	1.1	300.8
	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities ("DRO")

Hudbay's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

DRO are remeasured at each reporting date to reflect changes in discount rates, inflation, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. The amount of this provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2025, the Company recorded a non-cash loss of $0.2 million in the consolidated statements of income mainly related to a revaluation adjustment of Flin Flon's environmental reclamation provision (December 31, 2024 - gain of $3.5 million). The re-evaluation adjustment was impacted by the timing and extent of cash flows for Flin Flon's closed sites. The adjustment also reflects net changes in long term, risk-free real discount rates based on changes in Canadian bond yields as well as increases in inflation rates. Typically, an operating site will reflect any revaluation adjustments of its environmental reclamation provision against its reclamation assets. However, since the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below their residual value, resulting in the remaining impact being recorded as a non-cash gain in re-evaluation adjustment - environmental provision in the consolidated statements of income.

Hudbay's decommissioning and restoration liabilities relate mainly to its Manitoba, Peru and British Columbia operations. Management has placed the remaining Flin Flon assets on care and maintenance. The majority of closure activities will occur once all mining activities in Manitoba are completed. These provisions also reflect estimated post-closure cash flows that extend to the year 2124 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Peru operation will occur from 2039 to 2103, which include ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the British Columbia operation will occur from 2041 to 2142, which include ongoing monitoring and water treatment requirements.

As at December 31, 2025, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.41% to 4.95% per annum (December 31, 2024 - 2.87% to 4.88%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

22. Pension obligations

Hudbay maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For Hudbay's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2025 using the latest data available as at December 31, 2024. For these plans, the next actuarial valuation required for funding purposes will be performed during 2026 using the data as of December 31, 2025.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Opening defined benefit obligation:	$101.4	$115.3
Current service costs	4.7	4.7
Past service cost (note 6d)	-	2.7
Interest cost	4.7	4.8
Benefits paid from plan	(7.4)	(10.1)
Benefits paid from employer	(0.7)	(1.3)
Remeasurement actuarial losses/(gains):
Arising from changes in demographic assumptions	-	(6.2)
Arising from changes in financial assumptions	(4.3)	1.3
Arising from experience adjustments	(0.8)	(0.5)
Effects of movements in exchange rates	5.3	(9.3)
Closing defined benefit obligation	$102.9	$101.4

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Active members	$84.8	$88.4
Deferred members	4.0	2.8
Retired members	14.1	10.2
Closing defined benefit obligation	$102.9	$101.4

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Opening fair value of plan assets:	$94.2	$106.0
Interest income	4.3	4.6
Contributions from the employer	0.8	1.1
Employer direct benefit payments	0.7	1.3
Contributions from plan participants	-	0.1
Benefit payment from employer	(0.7)	(1.3)
Administrative expenses paid from plan assets	-	(0.1)
Benefits paid	(7.4)	(10.1)
Settlement payments from plan assets	-	-
Remeasurement adjustment:
Return on plan assets (excluding amounts included in net interest expense)	(2.0)	1.0
Effects of changes in foreign exchange rates	4.6	(8.4)
Closing fair value of plan assets	$94.5	$94.2

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Present value of funded defined benefit obligation	$87.7	$87.1
Fair value of plan assets	(94.5)	(94.2)
Present value of unfunded defined benefit obligation	15.2	14.3
Net liability arising from defined benefit obligation	$8.4	$7.2

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2025	Dec. 31, 2024
Pension obligation - current (note 16)	$0.9	$1.0
Pension obligation - non-current	7.5	6.2
Total pension obligations	$8.4	$7.2

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Pension expense is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Service costs:
Current service cost	$4.7	$4.7
Past service cost	-	2.8
Total service cost	4.7	7.5
Net interest expense	0.4	0.2
Administration cost	-	0.1
Defined benefit pension expense	$5.1	$7.8

Defined contribution pension expense (note 6d)	$2.5	$2.1

Remeasurement on the net defined benefit liability:

	Dec. 31, 2025	Dec. 31, 2024
Return on plan assets (excluding amounts included in net interest expense)	$2.0	$(1.0)
Actuarial gain arising from changes in demographic assumptions	-	(6.2)
Actuarial (gain) loss arising from changes in financial assumptions	(4.3)	1.3
Actuarial gain arising from experience adjustments	(0.8)	(0.5)
Defined benefit gain related to remeasurement	$(3.1)	$(6.4)
Total pension cost	$4.5	$3.5

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated statements of income within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The defined benefit pension plans typically expose Hudbay to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. Hudbay's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.
Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk	The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.
Salary risk	The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2025	2024
Defined benefit cost:
Discount rate - benefit obligations	4.66%	4.64%
Discount rate - service cost	4.73%	4.64%
Expected rate of salary increase[1]	2.75%	2.75%

Average longevity at retirement age for current pensioners (years)[2] :
Males	20.6	20.5
Females	24.0	23.9
Defined benefit obligation:
Discount rate	4.92%	4.66%
Expected rate of salary increase[1,3]	2.75%	2.75%

Average longevity at retirement age for current pensioners (years)[2] :
Males	20.7	20.6
Females	24.0	24.0

Average longevity at retirement age for current employees (future pensioners) (years)[2] :
Males	22.5	22.5
Females	25.7	25.6
[1] Plus merit and promotional scale based on member's age
[2] Revised retirement pension plan only - CPM2014 Priv with MI-2017 projection scale with loading of 1.25 and 1.15 for males and females
[3]The 2024 defined benefit obligation rate of salary increase is 3.0% for 2024 and 2.75% thereafter.

Hudbay reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, Hudbay uses the cash flow approach.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $8.1 million (increase by $9.2 million).

- If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $1.1 million (decrease by $1.0 million).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $0.8 million (decrease by $0.8 million).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company's main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2025 is $1.6 million.

The average duration of the pension obligation at December 31, 2025 is 17.6 years (2024 - 18.7 years). This number can be broken down as follows:

- Active members: 19.0 years (2024: 19.8 years)

- Deferred members: 19.0 years (2024: 17.8 years)

- Retired members: 8.4 years (2024: 9.4 years)

Asset-Liability-Matching studies are performed periodically to analyze the investment policies in terms of risk and-return profiles.

The pension plans do not invest directly in either securities or property/real estate of the Company.

With the exception of fixed income investments and certain equity instruments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The following is a summary of the fair value classification levels for investment:

December 31, 2025	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1.0	$-	$-	$1.0
Pooled equity funds	34.6	-	-	34.6
Pooled fixed income funds	-	58.5	-	58.5
Balanced funds	-	0.4	-	0.4
	$35.6	$58.9	$-	$94.5

December 31, 2024	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1.1	$-	$-	$1.1
Pooled equity funds	33.0	-	-	33.0
Pooled fixed income funds	-	59.6	-	59.6
Balanced funds	-	0.5	-	0.5
	$34.1	$60.1	$-	$94.2

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

23. Other employee benefits

Hudbay sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about Hudbay's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were:

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Opening defined benefit obligation	$81.5	$103.2
Current service cost[1]	1.8	2.8
Past service cost	-	1.6
Interest cost	3.8	4.5
Benefits paid	(2.8)	(2.9)
Remeasurement actuarial (gain)/loss:
Arising from changes in demographic assumptions	-	(12.8)
Arising from changes in financial assumptions	(4.4)	(1.2)
Arising from experience adjustments	(0.4)	(5.3)
Effects of movements in exchange rates	4.1	(8.4)
Closing defined benefit obligation	$83.6	$81.5

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Active members	$26.6	$26.7
Inactive members	57.0	54.8
Closing defined benefit obligation	$83.6	$81.5

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2025	Dec. 31, 2024
Employer contributions	$2.8	$2.9
Benefits paid	(2.8)	(2.9)
Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2025	Dec. 31, 2024
Unfunded benefit obligation	$83.6	$81.5
Vacation accrual and other - non-current	2.3	2.3
Net liability	$85.9	$83.8

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2025	Dec. 31, 2024
Other employee benefits liability - current (note 16)	$3.6	$3.5
Other employee benefits liability - non-current	82.4	80.3
Net liability	$86.0	$83.8

Other employee future benefit expense includes the following:

	Dec. 31, 2025	Dec. 31, 2024
Current service cost [1]	$1.8	$2.8
Past service cost	-	1.6
Net interest cost	3.8	4.5
Components recognized in consolidated statements of income	$5.6	$8.9
[1] Includes remeasurement of other long term employee benefit and curtailment

	Dec. 31, 2025	Dec. 31, 2024
Remeasurement on the net defined benefit liability:
Actuarial gain arising from changes in demographic assumptions	$-	$(12.8)
Actuarial gain arising from changes in financial assumptions	(4.4)	(1.2)
Actuarial gain arising from changes experience adjustments	(0.4)	(5.3)
Components recognized in statements of comprehensive income	$(4.8)	$(19.3)

Total other employee future benefit expense / (income)	$0.8	$(10.4)

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated statements of income within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

	Dec. 31, 2025	Dec. 31, 2024
Defined benefit cost:
Discount rate	4.74%	4.64%
Initial weighted average health care trend rate	5.67%	5.82%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.6	20.5
Females	24.0	23.9

	Dec. 31, 2025	Dec. 31, 2024
Defined benefit obligation:
Discount rate	5.05%	4.74%
Initial weighted average health care trend rate	5.59%	5.67%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.7	20.6
Females	24.0	24.0
Average longevity at retirement age for current employees (future pensioners) (years)[1] :
Males	22.5	22.5
Females	25.7	25.6

1 CPM2014 Priv with MI-2017 projection scale with loading of 1.25 and 1.15 for males and females.

Hudbay reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose Hudbay to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk
The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans' liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $5.7 million (increase by $6.4 million).

- If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $12.9 million (decrease by $10.4 million).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $3.2 million (decrease by $3.2 million).

The average duration of the non-pension post-employment obligation at December 31, 2025 is 14.4 years (2024: 15.0 years).

This number can be broken down as follows:

- Active members: 22.3 years (2024: 23.0 years)

- Inactive members: 10.9 years (2024: 11.3 years)

24. Income and mining taxes

(a) Tax expense:

The tax expense is applicable as follows:

	Year ended December 31,
	2025	2024
Current:
Income taxes	$209.1	$119.7
Mining taxes	83.4	57.0
Adjustments in respect of prior years	(1.2)	0.2
	291.3	176.9
Deferred:
Income tax expense (recovery) - origination, revaluation and/or reversal of temporary differences	61.3	15.3
Mining tax recovery - origination, revaluation and/or reversal of temporary difference	(3.8)	(5.6)
Adjustments in respect of prior years	(1.1)	(2.8)
	56.4	6.9
	$347.7	$183.8

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(b) Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2025	Dec. 31, 2024
Deferred income tax asset	$66.5	$102.6

Deferred income tax liability	(343.1)	(305.5)
Deferred mining tax liability	(32.2)	(34.9)
	(375.3)	(340.4)
Net deferred tax liability balance, end of year	$(308.8)	$(237.8)

(c) Changes in deferred tax assets and liabilities:

	Year ended December 31,
	2025	2024
Net deferred tax liability balance, beginning of year	$(237.8)	$(255.3)
Deferred tax expense (note 24a)	(56.4)	(6.9)
OCI transactions	(0.7)	(3.2)
Foreign currency translation on the deferred tax liability	(13.9)	27.6
Net deferred tax liability balance, end of year	$(308.8)	$(237.8)

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(d) Reconciliation to statutory tax rate:

As a result of its mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Company's statutory income tax rate for the years ended December 31, 2025 and 2024 is as follows:

	Year ended December 31,
	2025	2024
Income before tax	$912.0	$251.6
Statutory tax rate	26.7%	26.7%
Tax expense at statutory rate	243.5	67.2
Effect of:
Deductions related to mining taxes	(24.2)	(16.3)
Adjusted income taxes	219.3	50.9
Mining tax expense	76.9	50.0
	296.2	100.9

Permanent differences related to:
Capital items	(7.4)	0.5
Other income tax permanent differences	(0.8)	4.1
Withholding tax on dividends	9.0	1.8
Impact of remeasurement on decommissioning liability	(1.7)	6.5
Temporary income tax differences (recognized)/not recognized	(5.4)	8.3
Recognition of previously unrecognized deferred tax assets	(2.4)	-
Impact related to differences in tax rates in foreign operations	71.6	36.7
Impact of changes to statutory tax rates	-	(4.4)
Effect of flow through shares	4.3	3.9
Foreign exchange on non-monetary items	(15.4)	26.2
Impact related to tax assessments and tax return amendments	0.4	(1.2)
Other	(0.7)	0.5
Tax expense	$347.7	$183.8

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(e) Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are as follows:

	Balance sheet
	Dec. 31, 2025	Dec. 31, 2024
Deferred income tax (liability) asset
Property, plant and equipment	$(65.5)	$(54.5)
Pension obligation	2.3	2.0
Other employee benefits	35.8	25.1
Decommissioning and restoration provision	24.4	19.3
Non-capital losses	53.7	107.3
Share issuance and debt cost	2.9	3.8
Deferred revenue	1.8	1.7
Other	11.1	(2.1)
Deferred income tax asset	66.5	102.6

Deferred income tax liability (asset)
Property, plant and equipment	526.9	451.6
Other employee benefits	(1.7)	(1.2)
Decommissioning and restoration provision	(12.8)	(11.8)
Non-capital losses	(158.7)	(116.7)
Other	(10.6)	(16.4)
Deferred income tax liability	343.1	305.5

Net deferred income tax liability	$(276.6)	$(202.9)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

(f) Income tax temporary differences - not recognized:

The Company has not recognized a deferred tax asset on $30.0 million of non-capital losses (December 31, 2024 - $57.2 million), $130.2 million of capital losses (December 31, 2024 - $158.7 million) and $561.6 million (December 31, 2024 - $651.3 million) of other deductible temporary differences since the realization of any related tax benefit through future taxable profits is not probable. The capital losses have no expiry dates and the other deductible temporary differences do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2013 and 2025 and have a twenty-year carry forward period. The United States net operating losses incurred between 2004 and 2017 have a twenty-year carry forward period. United States net operating losses incurred between 2018 and 2025 may be carried forward indefinitely but are restricted to being applied against a maximum of 80% of taxable income.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(g) Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2025 and 2024 are as follows:

Canada	Dec. 31, 2025	Dec. 31, 2024
Property, plant and equipment	$(40.5)	$(40.2)
Other	13.9	12.8
	$(26.6)	$(27.4)

Peru	Dec. 31, 2025	Dec. 31, 2024
Property, plant and equipment	$(5.6)	$(7.5)

For the year ended December 31, 2025, Hudbay had unrecognized deferred mining tax assets of approximately $8.8 million (December 31, 2024 - $9.1 million).

(h) Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

(i) Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j) Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with tax authorities over the interpretation or application of certain tax rules and regulations in respect of the Company's business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

25. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Year ended Dec. 31, 2025		Year ended Dec. 31, 2024
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	394,932,374	$2,641.3	350,728,536	$2,240.2
Equity issuance, net of issuance costs	465,394	4.2	42,366,000	386.2
Flow through shares, net of share issuance costs and implied premium	887,000	13.7	968,900	8.6
Exercise of options	478,755	4.1	482,029	3.6
Exercise of warrants	70,708	0.5	386,909	2.7
Tax adjustments in respect of prior years	-	4.4	-	-
Balance, end of the year	396,834,231	$2,668.2	394,932,374	$2,641.3

Equity issuance

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC (note 5).

On May 24, 2024, the Company closed an equity financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Share for aggregate gross proceeds of $402.5 million. Transaction costs related to the Offering were $16.1 million resulting in net proceeds to the Company of $386.4 million. Associated with the Offering were $0.2 million of share issuance costs resulting in net equity raised of $386.2 million.

Flow-through share financing

During the year ended December 31, 2025, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 887,000 common shares for proceeds, net of transaction costs, of $22.6 million. The implied premium on the flow-through shares of $8.9 million was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. As at December 31, 2025, $1.3 million of flow-through share liability was renounced and recognized in other expenses (note 6e) on the consolidated statements of income.

During the year ended December 31, 2024, the Company completed a Canadian Development Expense ("CDE") and CEE flow-through financing. The Company issued 968,900 common shares for proceeds, net of transaction costs, of $11.8 million. The implied premium on the flow-through shares of $3.2 million was recorded as a flow-through share liability. During the year December 31, 2025, the Company renounced the flow-through share liability recognized in 2024 pursuant to incurring qualified expenditures.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Dividends

During the year ended December 31, 2025, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.8 million and $2.8 million in dividends on March 21, 2025 and September 19, 2025 to shareholders of record as of March 4, 2025 and September 2, 2025.

During the year ended December 31, 2024, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.6 million and $2.9 million in dividends on March 22, 2024 and September 20, 2024 to shareholders of record as of March 5, 2024 and September 3, 2024.

26. Share-based compensation

(a) Cash-settled share-based compensation:

Hudbay has three cash-settled share-based compensation plans, as described below.

Deferred Share Units (DSU)

At December 31, 2025, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $21.5 million (December 31, 2024 - $12.3 million) (note 21). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Number of units, beginning of year	1,519,500	1,571,160
Number of units granted during the year	91,613	143,527
Credits for dividends	1,896	-
Number of units released/paid	(534,133)	(195,187)
Number of units, end of year	1,078,876	1,519,500
Weighted average price (C$/unit)	$13.28	$10.05
Expenses recognized during the year[1] (notes 6c, 6d)	$13.9	$6.3
Payments made during the year (note 21)	$5.4	$1.6

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated statements of income.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay's Share Unit Plan; however, the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions.

At December 31, 2025, the carrying amount of the outstanding liability related to the RSU plan was $26.1 million (December 31, 2024 - $9.6 million) (note 21). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Number of units, beginning of year	2,223,237	1,787,728
Number of units granted during the year	691,843	984,758
Credits for dividends	2,714	4,618
Number of units forfeited during the year	(155,864)	(158,125)
Number of units released/paid	(889,851)	(395,742)
Number of units, end of year	1,872,079	2,223,237
Weighted average price - granted (C$/unit)	$12.03	$7.56
Expenses recognized during the year[1] (note 6c, 6d)	$20.3	$6.7
Payments made during the year (note 21)	$6.3	$2.2

1 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

Performance Share Units (PSU)

PSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled similar share-based compensation units in cash. The Company has determined that the appropriate accounting treatment is to classify the PSUs as cash settled transactions. The PSUs contain a performance based multiplier element which will be computed upon vesting.

At December 31, 2025, the carrying amount of the outstanding liability related to PSU plan was $26.9 million (December 31, 2024 - $5.5 million) (note 21). The following table outlines information related to PSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Number of units, beginning of year	1,446,197	1,172,803
Number of units granted during the year	426,775	600,572
Number of units added by performance factor	183,152	-
Credits for dividends	2,142	2,997
Number of units forfeited during the year	(72,299)	(169,436)
Number of units released/paid	(490,455)	(160,739)
Number of units, end of year	1,495,512	1,446,197
Weighted average price - granted (C$/unit)	$12.05	$7.35
Expense recognized during the year (note 6c)	$24.6	$4.2
Payments made during the year (note 21)	$3.5	$0.9

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(b) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

During the year ended December 31, 2025, the Company granted 828,720 stock options (year ended December 31, 2024 - 902,874).

The following table outlines the changes in the number of stock options outstanding:

	Year ended		Year ended
	Dec. 31, 2025		Dec. 31, 2024
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,484,107	$7.42	2,182,970	$7.23
Number of units granted during the year	828,720	$10.81	902,874	$7.50
Exercised	(478,755)	$7.69	(482,029)	$6.56
Forfeited	(114,892)	$9.01	(106,850)	$7.62
Expired	(8,766)	$8.31	(12,858)	$10.03
Balance, end of year	2,710,414	$8.34	2,484,107	$7.42

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the year ended	Dec. 31, 2025	Dec. 31, 2024
Weighted average share price at grant date (CAD)	$10.81	$7.50
Risk-free rate	3.07%	3.49%
Expected dividend yield	0.2%	0.3%
Expected stock price volatility (based on historical volatility)	45.3%	51.4%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$5.39	$4.11

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

The following table outlines stock options outstanding and exercisable:

Dec. 31, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	292,198	1.15	$3.76	290,732	$3.76
$5.27 - $7.13	503,099	4.16	$6.75	273,014	$6.75
$7.14 - $8.71	687,508	5.15	$7.50	164,283	$7.50
$8.72 - $10.60	459,772	2.73	$10.13	458,500	$10.13
$10.61 - $13.50	767,837	6.12	$10.81	-	$-

Dec. 31, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	361,658	2.15	$3.76	361,658	$3.76
$5.27 - $6.90	631,984	5.16	$6.75	152,408	$6.75
$6.91 - $8.71	866,543	6.15	$7.50	-	$-
$8.72 - $10.17	365,988	4.16	$9.92	223,287	$9.92
$10.18 - $10.42	257,934	3.15	$10.42	257,934	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

Warrants

The following table outlines the changes in the number of Hudbay warrants outstanding:

	Year ended		Year ended
	Dec. 31, 2025		Dec. 31, 2024
	Number of shares subject to warrants	Weighted- average exercise price C$	Number of shares subject to warrants	Weighted average exercise price C$
Balance, beginning of year	70,708	$7.38	457,617	$7.38
Warrants granted	-	$-	-	$-
Exercised	(70,708)	$7.38	(386,909)	$7.38
Expired	-	$-	-	$-
Balance, end of year	-	$-	70,708	$7.38

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

27. Earnings per share

	Year ended December 31,
	2025	2024
Weighted average common shares outstanding
Basic	395,521,903	376,785,518
Plus net incremental shares from:
Assumed conversion: stock options	1,126,893	483,149
Assumed conversion: warrants	-	22,544
Diluted weighted average common shares outstanding	396,648,796	377,291,211

The calculation of dilutive weighted-average number of common shares excludes the impact of 2,474 shares for the year ended December 31, 2025 (year ended December 31, 2024 - 4,127). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

28. Capital management

The Company's definition of capital includes total equity and long-term debt. Hudbay's long-term debt balance as at December 31, 2025 was $1,008.6 million (December 31, 2024 - $1,107.5 million).

The Company's objectives when managing capital are to maintain a strong capital base in order to:

- Advance Hudbay's corporate strategies to create long-term value for its stakeholders; and,

- Sustain Hudbay's operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company's short-term and long-term strategic objectives in a capital intensive industry. Hudbay faces several risks, including volatile metals prices, inflationary pressures on costs, access to capital, and risk of delays and cost escalation associated with major capital projects. The Company continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash, which was $568.9 million as at December 31, 2025 (2024 - $541.8 million), together with availability under its committed credit facilities. Hudbay invests its cash primarily in Canadian bankers' acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, Hudbay must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 19). As part of the Company's capital management activities, Hudbay monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

29. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Dec. 31, 2025		Dec. 31, 2024
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$568.9	$568.9	$541.8	$541.8
Short-term investments[1]	-	-	40.0	40.0
Collateral deposits[1]	-	-	0.6	0.6
Restricted cash[1]	0.2	0.2	0.4	0.4
Fair value through profit or loss
Trade and other receivables[2,3]	347.6	347.6	185.5	185.5
Non-hedge derivative assets [4]	0.6	0.6	14.3	14.3
Investments at fair value through profit or loss [5]	130.9	130.9	12.1	12.1
Total financial assets	$1,048.2	$1,048.2	$794.7	$794.7
Financial liabilities at amortized cost
Trade and other payables1, [2]	$330.5	$330.5	$255.2	$255.2
Deferred Copper Mountain acquisition consideration[6]	17.5	17.4	-	-
Contingent Copper Mountain acquisition consideration[6]	14.1	13.9	-	-
Agreements with communities [7]	107.2	105.9	70.4	68.4
Wheaton refund liability[8]	13.9	7.9	9.9	7.3
Senior unsecured notes [9]	1,022.7	1,010.9	1,111.6	1,111.1
Senior secured revolving credit facilities[10]	(2.3)	(2.3)	(3.6)	(3.6)
Fair value through profit or loss
Non-hedge derivative liabilities [4]	31.9	31.9	0.3	0.3
Total financial liabilities	$1,535.5	$1,516.1	$1,443.8	$1,438.7
[1] Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[4] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] Fair value of the deferred and contingent Copper Mountain acquisition consideration has been determined using an applicable credit-risk adjusted discount rate (level 3).
[7] These financial liabilities relate to agreements with communities near the Constancia mine in Peru (note 17). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[8] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 17) and fair value using an applicable credit-risk adjusted discount rate (level 3).
[9] Fair value of the senior unsecured notes (note 19a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[10] Fair value of the senior secured revolving credit facility, when drawn, is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$302.2	$-	$302.2
Non-hedge derivatives	-	0.6	-	0.6
Investments	127.9	-	3.0	130.9
	$127.9	$302.8	$3.0	$433.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$31.9	$-	$31.9
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.5	17.5
Contingent Copper Mountain acquisition consideration	-	-	14.1	14.1
Agreements with communities	-	-	107.2	107.2
Wheaton refund liability	-	-	13.9	13.9
Senior unsecured notes	1,022.7	-	-	1,022.7
	$1,022.7	$31.9	$152.7	$1,207.3

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$171.3	$-	$171.3
Non-hedge derivatives	-	14.3	-	14.3
Investments	10.6	-	1.5	12.1
	$10.6	$185.6	$1.5	$197.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$0.3	$-	$0.3
Financial liabilities at amortized cost:
Agreements with communities	-	-	70.4	70.4
Wheaton refund liability	-	-	9.9	9.9
Senior unsecured notes	1,111.6	-	-	1,111.6
	$1,111.6	$0.3	$80.3	$1,192.2

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2025 and year ended December 31, 2024, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2024.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2025, Hudbay had 57.9 million pounds of net copper swaps outstanding at an effective average price of $5.18/lb and settling from January to May 2026. As at December 31, 2024, Hudbay had 61.7 million pounds of net copper swaps outstanding at an effective average price of $4.19/lb and settling from January to May 2025. The aggregate fair value of the transactions at December 31, 2025 was a net liability of $26.4 million (December 31, 2024 - an asset position of $13.7 million).

Gold fixed for floating swaps

During the year ended December 31, 2025, Hudbay entered into gold fixed for floating swaps to manage the risk associated with provisional pricing terms on concentrate shipments. As at December 31, 2025, Hudbay had 23,180 ounces of net gold swaps outstanding at an effective average price of $4,333/ounce and settling from January to February 2026. The aggregate fair value of the position at December 31, 2025 was a net liability of $4.9 million.

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at December 31, 2025, Hudbay had 7.3 million pounds of net zinc swaps outstanding at an effective average price of $1.40/lb and settling in January 2026. As at December 31, 2024, Hudbay had 9.7 million pounds of net zinc swaps outstanding at an effective average price of $1.38/lb and settling from January to April 2025. The aggregate fair value of the transactions at December 31, 2025 was nil (December 31, 2024 - an asset position of $0.3 million).

Copper forward sales

As at December 31, 2025, Hudbay had nil pounds of copper forwards outstanding. As at December 31, 2024, Hudbay had 5.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from January to April 2025. The aggregate fair value of the transactions at December 31, 2025 was nil (December 31, 2024 - a liability position of $0.1 million).

Copper costless collars

As at December 31, 2025, Hudbay had nil pounds of copper collars outstanding. As at December 31, 2024, Hudbay had 6.6 million pounds of copper collars outstanding settling from January to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. The aggregate fair value of the position at December 31, 2025 was nil (December 31, 2024 - an asset position of $0.1 million).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

As at December 31, 2025 and December 31, 2024, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Copper	pounds (in 000s)	65,791	85,731	5.64	3.96
Gold	troy ounces	33,222	47,075	4,340	2,638
Silver	troy ounces	85,337	238,149	70.22	29.02
Zinc	pounds (in 000s)	8,365	12,102	1.40	1.34

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at December 31, 2025 was an asset position of $40.9 million (December 31, 2024 - a liability position of $13.9 million).

(d) Financial risk management

Hudbay's financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. The Company's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of Hudbay. From time to time, the Company employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. Hudbay does not use derivative financial instruments for trading or speculation purposes. The following is a discussion of the Company's risk exposures.

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices, share prices, and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

Hudbay's primary exposure to foreign currency risk arises from:

- Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Company's revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase Hudbay's profit.

- Translation of foreign currency denominated cash, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba and British Columbia segment's primary financial instrument foreign currency exposure is on US denominated cash, trade and other receivables and other financial liabilities. The Peru segment's primary financial instrument foreign currency exposure is on Peruvian soles cash, trade and other payables and other financial liabilities.

The Company's economic exposure to foreign currency risk was as follows based on notional financial instrument amounts stated in US equivalent dollars:

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

	Dec. 31, 2025			Dec. 31, 2024
	CAD[1]	USD[2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash	$8.8	$36.6	$10.7	$6.4	$13.9	$3.8
Trade and other receivables	0.1	145.7	1.0	0.1	116.4	0.4
Restricted cash	-	-	-	0.2	-	-
Other financial assets	98.7	-	-	12.1	-	-
Trade and other payables	(8.6)	(2.2)	(25.0)	(5.7)	(1.9)	(15.9)
Other financial liabilities	-	(7.9)	(105.9)	-	(7.3)	(68.4)
	$99.0	$172.2	$(119.2)	$13.1	$121.1	$(80.1)
1 HMI is exposed to foreign currency risk on CAD.
[2] The Manitoba and British Columbia segments are exposed to foreign currency risk on USD.
[3] The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2025 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

December 31, 2025	Change of:	Would have changed 2025 after-tax earnings by:
USD/CAD exchange rate[1]	+ 10%	$1.2
USD/CAD exchange rate[1]	- 10%	(1.4)
USD/PEN exchange rate[2]	+ 10%	7.0
USD/PEN exchange rate[2]	- 10%	(8.6)
December 31, 2024	Change of:	Would have changed 2024 after-tax earnings by:
USD/CAD exchange rate[1]	+ 10%	$6.0
USD/CAD exchange rate[1]	- 10%	(7.4)
USD/PEN exchange rate[2]	+ 10%	4.4
USD/PEN exchange rate[2]	- 10%	(6.2)
[1] Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency.
[2] Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Company produces and sells, such as copper, zinc, gold and silver. From time to time, Hudbay maintains price protection programs and conducts commodity price risk management through the use of derivative contracts. The following sensitivity analysis for commodity price risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2025 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

December 31, 2025		Change of:	Would have changed 2025 after-tax earnings by:
Copper prices ($/lb)[1]	+	$0.30	$1.4
Copper prices ($/lb)[1]	-	$0.30	(1.4)
Gold prices ($/oz)[1]	+	$300	1.8
Gold prices ($/oz)[1]	-	$300	(1.8)
Zinc prices ($/lb)[1]	+	$0.10	0.5
Zinc prices ($/lb)[1]	-	$0.10	(0.5)
December 31, 2024		Change of:	Would have changed 2024 after-tax earnings by:
Copper prices ($/lb)[1]	+	$0.30	$3.4
Copper prices ($/lb)[1]	-	$0.30	(3.5)
Gold prices ($/oz)[1]	+	$300	-
Gold prices ($/oz)[1]	-	$300	-
Zinc prices ($/lb)[1]	+	$0.10	0.1
Zinc prices ($/lb)[1]	-	$0.10	(0.1)
[1] Effect on profit due to provisional pricing derivatives (note 29c) and derivative contracts (note 29b).

Share price risk

Hudbay is exposed to market risk from share prices of the Company's investments in publicly listed metals and mining entities. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce Hudbay's positions. The following sensitivity analysis of share price risk relates solely to financial instruments that were outstanding as at the year-end date. This analysis is based on values as at December 31, 2025 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2025		Change of:	Would have changed 2025 after- tax earnings by:
Share prices	+	25%	$32.0
Share prices	-	25%	(32.0)
December 31, 2024		Change of:	Would have changed 2024 after-tax earnings by:
Share prices	+	25%	$3.0
Share prices	-	25%	(3.0)

Interest rate risk

Hudbay is exposed to the following interest rate risks:

- cash flow interest rate risk on its cash and cash equivalents; and,

- interest rate risk on its senior secured revolving credit facilities.

The only relevant risks at December 31, 2025 is interest rate risk on cash and short-term investments. The revolving credit facilities remain undrawn as at December 31, 2025. Neither the 2026 Notes nor the 2029 Notes contain embedded derivatives that require bifurcation from the host contract.

As at December 31, 2025 and 2024, the interest rate risk relates to cash on hand and short-term investments.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

This analysis only quantifies the impact of the interest rate risk on cash and short-term investments based on balances held as at December 31, 2025 and 2024 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2025		Change of:	Would have changed 2025 after-tax earnings by:
Interest rates	+	2.00%	$8.3
Interest rates	-	2.00%	(8.3)
December 31, 2024		Change of:	Would have changed 2024 after-tax earnings by:
Interest rates	+	2.00%	$8.5
Interest rates	-	2.00%	(8.5)

(ii) Credit risk

Credit risk is the risk of financial loss to Hudbay if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non-financial derivative assets recorded on the consolidated balance sheets.

A large portion of Hudbay's cash are on deposit with major Schedule 1 Canadian banks. Deposits with Schedule 1 Canadian banks represented 92% of total cash as at December 31, 2025 (2024 - 87%). Hudbay's investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. Credit concentrations in the Company's short-term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties Hudbay believes to be creditworthy.

At December 31, 2025, 43% of Hudbay's trade receivables were secured by letters of credit (2024 - 36% were insured or payable by letters of credit). Any additional exposure to credit risk is monitored and approved on an ongoing basis. Expected credit losses on trade and other receivables at December 31, 2025 and December 31, 2024, are insignificant.

Two customers accounted for approximately 23% and 21% of total trade receivables as at December 31, 2025 (2024 - two customers accounted for approximately 39% and 28% of total trade receivables). Credit risk for these customers is assessed as low. As at December 31, 2025, none of the Company's trade receivables were aged more than 30 days past the due date (2024 - nil).

(iii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Company's non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity and financial assets used to manage liquidity risk. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Dec. 31, 2025	Carrying amount	Contractual cash flows	Less than 1 Year	1 - 3 Years	3 -5 Years	More than 5 Years
Assets used to manage liquidity risk
Cash	$568.9	$568.9	$568.9	$-	$-	$-
Restricted cash	0.2	0.2	0.2	-	-	-
Trade and other receivables	347.6	347.6	347.6	-	-	-
Non-hedge derivative assets	0.6	0.6	0.6	-	-	-
	$917.3	$917.3	$917.3	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables	$(330.5)	$(330.5)	$(330.5)	$-	$-	$-
Deferred Copper Mountain acquisition consideration	(17.4)	$(21.0)	(3.0)	(6.0)	(6.0)	(6.0)
Contingent Copper Mountain acquisition consideration	(13.9)	$(18.8)	-	-	(7.5)	(11.3)
Agreements with communities [1]	(105.9)	(136.7)	(67.0)	(12.3)	(9.2)	(48.2)
Senior unsecured notes	(1,010.9)	(1,141.8)	(516.4)	(66.4)	(559.0)	-
Wheaton refund liability	(7.9)	(79.2)	-	-	-	(79.2)
	$(1,486.5)	$(1,728.0)	$(916.9)	$(84.7)	$(581.7)	$(144.7)
Derivative financial liabilities
Non hedge derivative contracts	$(31.9)	$(31.9)	$(31.9)	$-	$-	$-
	$(31.9)	$(31.9)	$(31.9)	$-	$-	$-
[1] Represents the Peru community agreement obligation, excluding interest.

Dec. 31, 2024	Carrying amount	Contractual cash flows	Less than 1 Year	1 - 3 Years	3 -5 Years	More than 5 Years
Assets used to manage liquidity risk
Cash	$541.8	$541.8	$541.8	$-	$-	$-
Short-term investments	40.0	40.0	40.0
Collateral deposits	0.6	0.6	0.6
Restricted cash	0.4	0.4	0.4	-	-	-
Trade and other receivables	185.5	185.5	185.5	-	-	-
Non-hedge derivative assets	14.3	14.3	14.3	-	-	-
	$782.6	$782.6	$782.6	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables	$(255.2)	$(255.2)	$(255.2)	$-	$-	$-
Agreements with communities [1]	(68.4)	(99.0)	(26.1)	(17.0)	(8.3)	(47.6)
Senior unsecured notes	(1,111.1)	(1,305.7)	(59.1)	(654.4)	(592.2)	-
Wheaton refund liability	(7.3)	(79.2)	-	-	-	(79.2)
	$(1,442.0)	$(1,739.1)	$(340.4)	$(671.4)	$(600.5)	$(126.8)
Derivative financial liabilities
Non hedge derivative contracts	$(0.3)	$(0.3)	$(0.3)	$-	$-	$-
	$(0.3)	$(0.3)	$(0.3)	$-	$-	$-
[1] Represents the Peru community agreement obligation, excluding interest.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

30. Commitments

(a) Capital commitments

As at December 31, 2025, Hudbay had outstanding capital commitments in Manitoba of approximately $18.6 million of which $18.4 million can be terminated, approximately $10.5 million in British Columbia of which $nil can be terminated, approximately $25.7 million in Peru all of which can be terminated, and approximately $123.4 million in Arizona, primarily related to the Copper World Complex, of which $121.2 million can be terminated.

(b) Non-capitalized lease commitments

Hudbay has entered into various non-capitalized lease commitments for facilities and equipment. The leases expire in periods ranging from one to two years. There are no restrictions placed on the Company by entering into these leases. Future minimum lease payments under such cancellable leases recognized within results from operating activities at December 31 are:

	2025	2024
Within one year	$24.5	$16.7
After one year but not more than five years	52.3	7.7
More than five years	2.1	2.9
	$78.9	$27.3

(c) Contingent liabilities

Hudbay is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is Hudbay's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. As a result of the assessment, management believes that no significant contingent liabilities exist.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

31. Related parties

(a) Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial ownership of ultimate controlling party (Hudbay Minerals Inc.)
Name	Jurisdiction	Business	Entity's Parent	2025	2024
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/ development	HudBay Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	HudBay Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%
Copper World LLC.	Arizona	Exploration/ development	HudBay Arizona (US) Holding Corporation	100%	100%
Mason Resources (US) Inc.	Nevada	Exploration/ development	Hudbay Arizona (US)	100%	100%
HudBay Arizona (Barbados) SRL	Barbados	Precious metals sales	Hudbay Arizona Inc.	100%	100%
Copper Mountain Mine (BC) Ltd.	British Columbia	Exploration/ development	HMI	100%	75%

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b) Compensation of key management personnel

The Company's key management includes members of the Board of Directors, Hudbay's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice Presidents and Vice Presidents. Total compensation to key management personnel was as follows:

	Year ended December 31,
	2025	2024
Short-term employee benefits[1]	$11.1	$11.1
Post-employment benefits	1.0	0.9
Termination benefits	-	0.7
Long-term share-based awards[2]	9.0	3.6
	$21.1	$16.3

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing, termination benefits, bonuses and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

2 Long-term share-based awards are based on disbursements made during the year.

(c) Transaction with related parties

All transactions with related parties have occurred in the normal course of the Company's operations. MMC was a related party until April 30, 2025, the date Hudbay completed the acquisition of MMC's 25% interest in CMBC. Accordingly, the MMC related party transactions disclosed below for the year ended December 31, 2025, reflect activity from January 1, 2025 to April 30, 2025.

i. During the year ended December 31, 2025, the Company sold copper concentrate under the provision of a long-term contract with MMC for revenues totaling $78.0 million (December 31, 2024 - $274.1 million) including pricing adjustments. As at December 31, 2025, the Company had nil of trade receivables related to these sales outstanding (December 31, 2024 - $45.3 million).

ii. During the year ended December 31, 2024, the Company obtained cash advances on certain concentrate shipments from MMC. For the year ended December 31, 2024, interest expense on these advances amounted to $0.9 million. For the year ended December 31, 2025 no cash advances were received.

iii. During the year ended December 31, 2025, the Company recorded unrealized foreign exchange and foreign currency translation gains on intra-group loan balances totaling $21.6 million (December 31, 2024 - loss of $24.5 million).

32. Supplementary cash flow information

(a) Other operating activities:

	Year ended December 31,
	2025	2024
Share-based compensation paid	$(14.2)	$(4.5)
Consideration received from sale of non-core project	(14.9)	-
Other	1.4	0.7
	$(27.7)	$(3.8)

(b) Change in non-cash working capital:

	Year ended December 31,
	2025	2024
Change in:
Trade and other receivables	$(141.3)	$(36.5)
Other financial assets/liabilities	46.3	(29.4)
Inventories	(13.6)	10.0
Prepaid expenses	3.5	(11.8)
Trade and other payables	52.3	43.2
Provisions and other liabilities	(4.2)	(0.4)
	$(57.0)	$(24.9)

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

(c) Non-cash transactions:

During the year ended December 31, 2025 and 2024, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of income:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $0.2 million (December 31, 2024 - a net decrease of $4.7 million), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $17.7 million (December 31, 2024 - $25.5 million) of capital additions related to the recognition of ROU assets and $33.1 million (December 31, 2024 - $71.0 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $39.5 million in net capital additions related to agreements with communities (December 31, 2024 - $18.6 million). Property, plant and equipment includes $2.8 million of deduction for accrued grants related to equipment eligible for credits (December 31, 2024 - nil).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

33. Non-Controlling Interest

On April 30, 2025, Hudbay completed the acquisition on MMC's 25% interest in CMBC. As a result of the Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100% (note 5). Prior to this, as part of the British Columbia operating segment, the Company owned 75% of CMBC. The remaining 25% ownership stake was held by MMC. The continuity of non-controlling interest balance is disclosed in the consolidated statements of changes in equity.

Summarized financial information for the Copper Mountain mine on an 100% basis is as follows:

Summarized Balance Sheets

December 31, 2024
Assets
Cash and cash equivalents	$12.9
Trade and other receivables	44.1
Inventories - current	37.5
Property, plant and equipment	902.9
Other assets	11.1
1,008.5
Liabilities
Trade and other payables	37.5
Amounts due to related parties	422.6
Environmental and other provisions	35.5
Lease liabilities	20.1
Deferred tax liabilities	119.9
Other liabilities	68.9
704.5

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Summarized Statement of Income and Comprehensive (Loss)/Income

	Year ended December 31, 2025[1]	Year ended December 31, 2024
Total revenue	$76.5	$274.1
Mine operating costs	56.5	210.8
Depreciation and amortization	16.5	50.1
Gross profit	3.5	13.2

Other expenses	2.6	20.2
Finance expense - related parties	14.4	31.3
Other net finance costs	5.3	16.6
Tax recovery	(2.0)	(19.4)
Net loss for the year	$(16.8)	$(35.5)

Total comprehensive loss	$(4.0)	$(63.1)
[1] The results presented above reflect the transactions for the period January 1, 2025 to April 30, 2025, up to the date on which Hudbay completed the acquisition of MMC's 25% interest in CMBC.

The above information is presented before inter-company eliminations.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

34. Segmented information

Hudbay is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the results from operating activities of the Company. Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. The Manitoba, British Columbia and Peru segments generate Hudbay's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), silver/gold doré, zinc concentrate (containing zinc and gold) and other products. The Peru segment consists of Hudbay's Constancia operation and sells copper concentrate and molybdenum concentrate. The British Columbia segment consists of the Copper Mountain operation and sells copper concentrate. Hudbay's Arizona segment consists of the Copper World project located in Arizona. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Hudbay's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Year ended December 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue	$1,161.2	$748.7	$301.1	$-	$-	$2,211.0
Cost of sales
Mine operating costs	516.2	273.2	238.7	-	-	1,028.1
Depreciation and amortization	290.0	86.4	63.3	-	-	439.7
Gross profit (loss)	355.0	389.1	(0.9)	-	-	743.2
Selling and administrative expenses	-	-	-	-	94.7	94.7
Exploration expenses	15.9	30.4	-	-	-	46.3
Other operating expenses (income)	16.2	(8.8)	3.9	0.9	(4.4)	7.8
Re-evaluation adjustment - environmental provision	-	0.2	-	-	-	0.2
Impairment - reversal		-		(322.3)	-	(322.3)
Results from operating activities	$322.9	$367.3	$(4.8)	$321.4	$(90.3)	$916.5
Consideration received from sale of non-core project						(14.9)
Net interest expense on long term debt						60.7
Accretion on streaming arrangements						19.9
Change in fair value of financial instruments						(52.9)
Other net finance income						(8.3)
Income before tax						912.0
Tax expense						347.7
Net income for the year						$564.3

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Year ended December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue	$1,049.7	$697.4	$274.1	$-	$-	$2,021.2
Cost of sales
Mine operating costs	517.4	312.6	210.8	-	-	1,040.8
Depreciation and amortization	270.3	106.2	50.1	-	-	426.6
Gross profit	262.0	278.6	13.2	-	-	553.8
Selling and administrative expenses	-	-	-	-	57.0	57.0
Exploration expenses	16.5	24.4	-	-	1.7	42.6
Other operating expenses	15.7	15.8	17.1	8.3	0.5	57.4
Re-evaluation adjustment - environmental provision	-	(3.5)	-	-	-	(3.5)
Results from operating activities	$229.8	$241.9	$(3.9)	$(8.3)	$(59.2)	$400.3
Net interest expense on long term debt						69.8
Accretion on streaming arrangements						24.2
Change in fair value of financial instruments						16.6
Other net finance expense						38.1
Income before tax						251.6
Tax expense						183.8
Net income for the year						$67.8

December 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,492.0	$471.5	$1,320.2	$1,147.5	$792.1	$6,223.3
Total liabilities	1,031.3	424.3	269.2	103.6	1,163.9	2,992.3
Property, plant and equipment[1]	1,815.7	604.3	1,082.6	1,144.9	46.4	4,693.9
Other Non-Current Assets[2]	64.3	21.4	9.9	0.2	0.5	96.3
[1]Included in Corporate and Other activities is $33.9 million of property, plant and equipment that is located in Nevada.
[2]Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$207.0	$64.9	$228.1	$82.2	$0.3	$582.5

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,410.0	$547.4	$1,076.0	$757.3	$696.9	$5,487.6
Total liabilities	960.0	421.3	281.9	14.7	1,162.3	2,840.2
Property, plant and equipment[1]	1,897.1	595.1	900.7	747.1	41.4	4,181.4
Other Non-Current Assets[2]	47.8	17.2	8.0	0.2	0.6	73.8

1Included in Corporate and Other activities is $27.7 million of property, plant and equipment that is located in Nevada.

2Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$177.8	$63.3	$214.9	$30.2	$-	$486.2

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in millions of US dollars, except where otherwise noted) Years ended December 31, 2025 and 2024

Geographical Segments

The following tables represent revenue information regarding Hudbay's geographical segments for the years ended December 31, 2025 and 2024:

	2025	2024
Revenue by customer location [1]
China	$923.4	$755.0
Canada	702.0	741.1
Japan	320.2	274.1
India	148.0	82.0
Germany	44.5	-
Peru	22.2	-
South Korea	19.5	23.0
United States	14.5	67.4
Chile	11.1	-
Philippines	4.2	63.9
Netherlands	1.4	-
Switzerland	-	13.6
Belgium	-	1.1
	$2,211.0	$2,021.2

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2025, six customers accounted for approximately 22%, 14%, 11%, 7%,  6% and 6%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba, British Columbia and Peru operating segments.

During the year ended December 31, 2024, six customers accounted for approximately 24%, 14%, 9%, 7%, and 6%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba, British Columbia and Peru operating segments.

35. Events after reporting period

On January 9, 2026, Hudbay closed the previously announced strategic investment from Mitsubishi for a 30% minority interest in Copper World, which owns the fully-permitted Copper World project in Arizona. On closing, Mitsubishi contributed approximately $420 million of cash to Copper World, and it will contribute an additional $180 million in cash within 18 months in accordance with the terms of the definitive subscription agreement. As a result of the strategic investment, Hudbay continues to control Copper World and the Copper World Transaction will be accounted for as an equity transaction resulting in the recognition of non-controlling interest.